Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

IRIS INTERNATIONAL, INC.

at

$19.50 Net Per Share

by

DAPHNE ACQUISITION CORPORATION,

an indirect wholly–owned subsidiary of

DANAHER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 18, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2012 (the “Merger Agreement”), by and among Danaher Corporation, a Delaware corporation (“Parent”), Daphne Acquisition Corporation, a Delaware corporation and an indirect wholly–owned subsidiary of Parent (“Purchaser”), and IRIS International, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $19.50 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as an indirect wholly–owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or in the treasury of the Company, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

After careful consideration, the board of directors of the Company (the “Board of Directors”), has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware (the “DGCL”), vote in favor of the adoption and approval of the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on Thursday, October 18, 2012 (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any) represents a majority of the sum of the number of Shares then issued and outstanding plus all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer or the Merger), conversion or exercise of all stock options, restricted stock units and other derivative securities, including warrants, options (other than the Top-Up Option), convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

INTRODUCTION	6

THE TENDER OFFER	8

1.	Terms of the Offer	8
2.	Acceptance for Payment and Payment for Shares	10
3.	Procedures for Accepting the Offer and Tendering Shares	10
4.	Withdrawal Rights	13
5.	Material United States Federal Income Tax Consequences	14
6.	Price Range of Shares; Dividends	17
7.	Certain Information Concerning the Company	17
8.	Certain Information Concerning Parent and Purchaser	18
9.	Source and Amount of Funds	19
10.	Background of the Offer; Past Contacts or Negotiations with the Company	20
11.	The Merger Agreement	23
12.	Purpose of the Offer; Plans for the Company	36
13.	Certain Effects of the Offer	38
14.	Dividends and Distributions	39
15.	Certain Conditions of the Offer	39
16.	Certain Legal Matters; Regulatory Approvals	40
17.	Fees and Expenses	41
18.	Miscellaneous	42

SCHEDULE I	42

SUMMARY TERM SHEET

Purchaser, a wholly–owned indirect subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.01 per Share, of the Company at a price of $19.50 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Daphne Acquisition Corporation, a wholly–owned indirect subsidiary of Danaher Corporation, a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned indirect subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $19.50 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of September 17, 2012, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there will have been validly tendered in accordance with the terms of the Offer and not validly withdrawn a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any) represents a majority of the sum of the number of Shares then issued and outstanding plus all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer or the Merger), conversion or exercise of all stock options, restricted stock units and other derivative securities, including warrants, options (other than the Top-Up Option), convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof. The foregoing condition is referred to as the “Minimum Condition”;

•

any required antitrust approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) will have been obtained or waived, and the waiting period required in connection with such required antitrust approval will have expired or terminated; and

•

no law or order (whether temporary, preliminary or permanent in nature) will have been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal or otherwise prohibits the consummation of the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger).

According to the Company, as of the close of business on September 18, 2012, there were 18,058,733 Shares issued and outstanding, 330,454 shares of Company Common Stock held in the treasury of the Company, 1,939,612 Shares issuable upon exercise of outstanding stock option grants, 541,528 Shares subject to restricted stock units, and 17,877 Shares of restricted stock reserved for issuance. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares or equity awards are issued, or become exercisable after September 18, 2012, the Minimum Condition would be satisfied 10,278,876 Shares are validly tendered pursuant to the Offer and not validly withdrawn, which is approximately 56.9% of the issued and outstanding Shares on September 18, 2012.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our indirect parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and we, through our parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Thursday, October 18, 2012 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Time”). Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three NASDAQ (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the End Date (as defined below). We have agreed in the Merger Agreement that, subject to the Company’s and Parent’s respective termination rights, we are required to extend the Offer beyond its initial expiration date for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Global Market (the “NASDAQ”). Pursuant to the Merger Agreement, in the event that any of the Tender Offer Conditions (as defined below) are not yet satisfied or waived as of any then scheduled expiration date of the Offer, we may extend the Offer for successive periods of up to twenty (20) Business Days (defined below) each. In addition, if any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, the Merger Agreement also provides that Purchaser will also be required to extend the Offer if requested by the Company, for successive extension periods of up to ten (10) Business Days. “Business Day” means any day, other than Saturday, Sunday or a legal holiday under the laws of the State of New York or a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

Following our acceptance of Shares tendered in the Offer, we may in certain circumstances, without the consent of the Company, provide one or more subsequent offering periods which shall be not less than three (3) nor more than twenty (20) Business Days in the aggregate in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are not required to extend the Offer or the Expiration Time beyond the End Date. The “End Date” means January 17, 2013.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next Business Day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—”Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Board of Directors. The Board of Directors has:

•

unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; and

•

unanimously resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement.

A more complete description of the Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the Exchange Act, that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on The NASDAQ or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent or Purchaser or in the treasury of the Company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive an amount in cash equal to the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 14, 2012, the last trading day before we announced the Offer, the last sale price of the common stock of the Company reported on NASDAQ was $13.42 per Share. On September 19, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on NASDAQ was $19.47 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On September 17, 2012, concurrently with the execution of the Merger Agreement, each of César M. García, Amin I. Khalifa, Thomas H. Adams, Ph. D., Richard O’Leary, Thomas E. Warekois, Robert A. Mello, John U. Yi, Philip J. Ginsburg, Steven M. Besbeck, Beth Y. Karlan, M.D., David Della Penta, Rick Timmins, Edward F. Voboril and Stephen Wasserman, entered into a tender and support agreement (the “Support Agreement”) with Parent, Purchaser and, solely with respect to certain sections thereof, the Company. Collectively, the stockholders party to the Support Agreement will have on October 18, 2012 an aggregate of 1,086,751 Shares they will be obligated to tender pursuant to the Support Agreement (including Shares issued in a cashless exercise of vested options they hold, without deduction for any Shares withheld for taxes), or approximately 5.9% of the Shares issued and outstanding (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding Shares and assuming the cashless exercise of only the vested options held by the stockholders who entered into the Support Agreement). See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $19.50 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at any time at or after the initial acceptance for payment by Purchaser of Shares pursuant to the Offer and prior to termination of the Merger Agreement, an aggregate number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL and (ii) the aggregate number of Shares that the Company is authorized to issue under the Company’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

Who should I talk to if I have additional questions about the Offer?

You may call Okapi Partners LLC toll-free at (855) 305-0856. Okapi Partners LLC is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Daphne Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly–owned indirect subsidiary of Danaher Corporation (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of common stock, par value $0.01 per share (“Shares”), of IRIS International, Inc., a Delaware corporation (the “Company”), at a price of $19.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, October 18, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Time”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 17, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned indirect subsidiary of Parent (the “Surviving Corporation”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent or the Company, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”) and Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of the Company (the “Board of Directors”), has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up

Option and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the General Corporation Law of the State of Delaware (the “DGCL”), vote in favor of the adoption and approval of the Merger Agreement.

A more complete description of the Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any) represents a majority of the sum of the number of Shares then issued and outstanding plus all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer or the Merger), conversion or exercise of all stock options, restricted stock units and other derivative securities, including warrants, options (other than the Top-Up Option), convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof (the foregoing condition is referred to as the “Minimum Condition”), (ii) the obtainment or waiver of the required antitrust approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of the waiting period required in connection with such required antitrust approval, and (iii) no law or order (whether temporary, preliminary or permanent in nature) having been enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger by any governmental entity which makes illegal or otherwise prohibits the consummation of the Offer or the Merger (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger). The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

According to the Company, as of the close of business on September 18, 2012, there were 18,058,733 Shares issued and outstanding, 330,454 Shares held in the treasury of the Company, 1,939,612 Shares issuable upon exercise of outstanding stock option grants, 541,528 Shares subject to restricted stock units, and 17,877 Shares of restricted stock reserved for issuance. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares or equity awards are issued, or become exercisable after September 18, 2012, the Minimum Condition would be satisfied 10,278,876 Shares are validly tendered pursuant to the Offer and not validly withdrawn, which is approximately 56.9% of the issued and outstanding Shares on September 18, 2012.

The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter, Parent will be entitled to designate up to such number of directors to the Board of Directors equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board of Directors and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser, and the denominator of which is the total number of then outstanding Shares. The Company will cause Parent’s designees to be elected or appointed to the Board of Directors including (at the election of Parent) by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members (rounded up where appropriate) as is on the Board of Directors on each committee of the Board of Directors. From and after the time, if ever, that Parent’s designees are elected or appointed to the Board of Directors and prior to the Effective Time, the Board of Directors will have at least such number of directors who qualify as independent directors as may be required by the rules of NASDAQ or federal securities laws, provided that the Company will, upon Parent’s request, take all actions necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of independent directors is reduced below the number of directors required by such laws, the remaining independent directors will be entitled to designate persons to fill such vacancies.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the then outstanding Shares. If the Minimum

Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as reasonably practicable following the later of the Acceptance Time or the expiration of any subsequent offering period for the purpose of voting upon the adoption of the Merger Agreement in accordance with the DGCL. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top–Up Option (as defined below), if applicable, Parent, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on Thursday, October 18, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended (excluding any subsequent offering periods described below), expires; provided, however, that the Expiration Time may not be extended beyond the End Date. The “End Date” means January 17, 2013.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, a “Tender Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Tender Offer Conditions (other than the Minimum Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will, subject to the Company’s and Parent’s respective termination rights, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or The Nasdaq Global Market (“NASDAQ”) that is applicable to the Offer. In the event that any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, Purchaser may extend the Offer for successive periods of up to twenty (20) Business Days (as defined below) each. In addition, if any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, the Merger Agreement also provides that Purchaser will also be required to extend the Offer if requested by the Company, for successive extension periods of up to ten (10) Business Days.

Following Purchaser’s acceptance of Shares tendered in the Offer, if Purchaser does not a own a number of Shares sufficient to enable Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (assuming exercise of the Top-Up Option in full), Purchaser may provide one or more subsequent offering periods in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time of not less than three nor more than twenty (20) Business Days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time stockholders may validly tender, but not withdraw, their Shares and receive the Per Share Amount. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of twenty (20) Business Days and has expired, (ii) the Offer is for all outstanding Shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Time, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next Business Day after the Expiration Time and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 A.M., New York City time, on the next Business Day after the previously scheduled Expiration Time.

Subject to the applicable rules and regulations of the SEC and NASDAQ and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the Tender Offer Conditions have not been satisfied, (ii) to waive any of the Tender Offer Conditions (other than the Minimum Condition), or (iii) to otherwise amend the Offer in any respect (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; see Section 11—“The Merger Agreement”), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next Business Day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “Business Day” means any day, other than Saturday, Sunday or a legal holiday under the laws of the State of New York or a day on which banking institutions located in the State of New York are authorized or required by law or other governmental action to close.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) Business Days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) Business Days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) Business Day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) Business Day.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two (2) Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time (except with respect to a subsequent extension period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery do not need to be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting. Information disclosed on an IRS Form W-8 by non-United States Holders may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (or the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering non–United States Holder (e.g., a non–resident alien or foreign entity) must submit an appropriate properly completed executed original IRS Form W–8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Time or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through entity (or an investor in a partnership, S corporation or other pass–through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate, certain former citizens or long-term residents of the United States; or

•	any holder of Shares that entered into the Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, foreign or other tax laws.

6.    Price Range of Shares; Dividends.

The Shares are listed on NASDAQ under the symbol “IRIS.” The Shares have been listed on NASDAQ since April 7, 2004. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on NASDAQ since January 1, 2010.

	High	Low
Year Ended 2010:
First Quarter	$12.74	$10.10
Second Quarter	$11.93	$9.66
Third Quarter	$10.35	$7.26
Fourth Quarter	$10.58	$8.73
Year Ended 2011:
First Quarter	$10.65	$8.47
Second Quarter	$10.17	$8.62
Third Quarter	$10.48	$7.73
Fourth Quarter	$9.98	$8.38
Year Ending 2012:
First Quarter	$13.92	$9.34
Second Quarter	$13.66	$10.16
Third Quarter (through September 19, 2012)	$19.97	$10.32

On September 14, 2012, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on NASDAQ was $13.42 per Share; therefore, the Per Share Amount of $19.50 per Share represents a premium of approximately 45.3% over such price. On September 19, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on NASDAQ was $19.47 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7.    Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 9158 Eaton Avenue, Chatsworth, California 91311. The Company’s telephone number at its corporate headquarters is (818) 709-1244. The Company is a leading manufacturer of automated in vitro diagnostic systems (“IVD”), sample processing products and high-value personalized diagnostics tests for use in hospitals and laboratories worldwide. The Company’s IVD products leverage its strengths in flow imaging technology, particle recognition and automation to bring efficiency to the hospital and commercial laboratories. The initial applications for the Company’s technology have been in the urinalysis market and the Company is expanding its core imaging and morphology expertise into related markets, including applications in hematology and body fluids. In addition, the Company’s personalized medicine group operates a high complexity CLIA-certified laboratory for the further development and commercialization of its NADiA ultra-sensitive nucleic acid detection immunoassay platform, with applications in oncology and infectious disease.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.proiris.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.    Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 2200 Pennsylvania Ave. N.W., Suite 800W, Washington D.C. 20037-1701. The telephone number of Parent is (202) 828-0850. Parent designs, manufactures and markets professional, medical, industrial and commercial products and services, which are typically characterized by strong brand names, innovative technology and major market positions. Parent’s research and development, manufacturing, sales, distribution, service and administrative facilities are located in more than 50 countries.

Purchaser is a Delaware corporation with its principal offices located at 2200 Pennsylvania Ave. N.W., Suite 800W, Washington D.C. 20037-1701. The telephone number of Purchaser is (202) 828-0850. Purchaser is an indirect wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five (5) years for each director of Parent and Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five (5) years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company. Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9.    Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and to consummate the Merger is approximately $380 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its indirect parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10.    Background of the Offer; Past Contacts or Negotiations with the Company.

Parent continuously explores opportunities to expand its business platforms. In late 2011, following Danaher’s acquisition of Beckman Coulter, Inc. (“Beckman Coulter”), certain executives at Beckman Coulter brought the Company to the attention of Parent as a potential business partner or acquisition candidate.

On January 10, 2012, at the JPMorgan Healthcare Conference, certain executives of Parent, including Daniel A. Raskas, Senior Vice President, Corporate Development and Bill King, Senior Vice President, Strategic Development, and certain executives of Beckman Coulter, including Allan Harris, Vice President, Strategy and Business Development and Robert Raynor, Director, Business Development met with certain executives of the Company, including Cesar Garcia, Chief Executive Officer, President and Chairman, Amin Khalifa, Chief Financial Officer and Yvonne Briggs, Vice President of Corporate Development. These executives discussed the potential for a strategic collaboration with, or acquisition of, the Company by Parent.

On March 14, 2012, Tom Joyce, Executive Vice President of Parent met with Mr. Garcia to further discuss a potential strategic collaboration with, or acquisition of, the Company by Parent. Messrs. Joyce and Garcia discussed the limitations on pursuing a collaboration path. Messrs. Joyce and Garcia also discussed the strong strategic and financial logic of a possible acquisition of the Company by Parent, including that Beckman Coulter’s relationships with laboratories and international distribution channels would benefit the Company. Mr. Garcia indicated to Mr. Joyce that he would discuss the possibility of an acquisition of the Company by Parent with the Company’s board of directors.

On March 22, 2012, Mr. Garcia called Mr. Joyce and indicated that the Company’s board of directors was supportive of pursuing the possibility of a sale transaction with Parent. Later that day, Mr. Garcia sent a draft confidentiality agreement to Mr. Joyce.

During the period from March 22, 2012 through April 4, 2012, representatives of Parent and the Company negotiated the confidentiality agreement. Parent and the Company executed the confidentiality agreement on April 4, 2012.

During the period from April 4, 2012 through April 24, 2012, representatives of the Company provided information to Parent and Beckman Coulter regarding the Company and its business, and representatives of Parent and Beckman Coulter conducted a due diligence review of the Company.

On April 11, 2012, certain executives of Parent, including Mr. King and James Mackerer, Director, Corporate Development, and certain executives of Beckman Coulter, including Mr. Harris, Mr. Raynor, John Blackwood, Vice President, Product Management, Susan Sun, Assistant Treasurer, and Joshua Woods, Director, Finance, met with certain executives of the Company, including Mr. Garcia, Mr. Khalifa, Tom Warekois, Corporate Vice President of the Company and President, Iris Diagnostics, Tom Adams, Corporate Vice President, Chief Technology Officer and Bob Mello, Vice President of the Company and President, Iris Sample Processing. The Company’s executives made a presentation regarding the Company’s business.

On April 24, 2012, Mr. Raskas sent a letter to Mr. Garcia, setting forth a preliminary non-binding indication of interest in acquiring the Company, indicating a cash purchase price of $15.00 per share and requesting a twenty-one (21) day exclusivity period. The letter further indicated that there would be no financing condition for the proposed deal. That afternoon, Mr. Garcia called Mr. Raskas and expressed his disappointment with the offer price provided in the letter, stating that he believed there was a significant valuation gap. Mr. Garcia indicated that he would nonetheless bring the offer to his Board later that week.

On May 1, 2012, Mr. Garcia called Mr. Raskas and indicated that the Company’s board of directors was disappointed with the $15.00 per share indication, that the board would not support a sale transaction at that price level and that the Company would not agree to the exclusivity period requested by Parent. Mr. Garcia further indicated that both he and the board believed there was a significant valuation gap. He said that he continued to believe in the strategic and financial rationale for a transaction between Parent and the Company.

On May 4, 2012, Mr. Garcia sent a letter to Mr. Raskas confirming the conversation they had on May 1, 2012 and further indicating that the Company’s board of directors reviewed the April 24, 2012 preliminary indication of interest from Parent and had concluded that the $15.00 per share offer was not in the best interests of the Company’s stockholders.

On May 8, 2012, on behalf of the Company, representatives of the Company’s financial advisor, Citigroup Global Markets Inc. (“Citi”), called Mr. Raskas to discuss Parent’s $15.00 per share indication and reiterated that the Company’s board of directors believed the price to be insufficient.

On May 17, 2012, Mr. Joyce called Mr. Garcia to discuss the valuation gap and whether Parent could find a way to improve its offer price by engaging in further diligence. Mr. Garcia reiterated that the Company’s board of directors and senior management were disappointed with the purchase price proposed by Parent.

On May 20, 2012, Mr. Joyce followed up on the May 17, 2012 phone call by sending an email to Mr. Garcia, indicating his belief that Parent could improve its offer price by engaging in further diligence to understand the Company’s product development pipeline and Mr. Joyce included a series of additional due diligence questions in his email.

On May 22, 2012, Mr. Garcia sent Mr. Joyce an email indicating that the valuation gap at a $15.00 per share offer price was so significant that, before providing further due diligence information to Parent, the Company’s executives should first have a conversation with executives of Parent in order to understand whether expanded due diligence would result in Parent being able to offer an acceptable price for the Company.

On June 4, 2012, Mr. Joyce and Mr. Raskas had a telephone conversation with Mr. Garcia to discuss the possibility of Parent raising its offer price following receipt of additional due diligence information from the Company. During that phone call, Mr. Garcia agreed to provide additional due diligence information.

On June 12, 2012, and again on June 18, 2012, representatives of the Company provided additional due diligence materials regarding the company’s development pipeline to representatives of Parent and Beckman Coulter. On June 18, 2012, after receiving additional diligence materials, certain executives of Parent and Beckman Coulter, including Mr. Joyce, Mr. Raskas., Mr. Harris, Mr. Raynor, Mr. Mackerer and Mr. Blackwood met telephonically with certain executives of the Company, including Mr. Garcia, Mr. Warekois, Dr. Adams and Mr. Khalifa. The executives discussed due diligence matters related to the Company’s product development pipeline.

On June 20, 2012, Mr. Raskas called Mr. Garcia, indicated that Parent would be willing to raise its preliminary offer price to a range of $17.00 to $17.50 per share, and stated that Parent would insist on a period of exclusivity in order to move forward with negotiating a transaction. Mr. Garcia stated that, before continuing discussions, he wanted to discuss the revised indicative price with a strategic advisory committee of the Company’s board of directors.

On June 25, 2012, Mr. Raskas called Mr. Garcia to follow up regarding Parent’s $17.00 to $17.50 per share preliminary offer range. Mr. Garcia stated that he had spoken with the strategic advisory committee, without providing feedback on the committee’s reaction, and further indicated that the Company’s board would be holding a regularly scheduled meeting in mid-July, 2012 and would consider the increased offer price at that meeting.

On July 17, 2012, Mr. Garcia called Mr. Raskas and informed him that the Company’s board of directors had discussed Parent’s most recent proposal in detail. Mr. Garcia indicated that the board believed a business combination with Parent could be compelling for the Company’s stockholders, and that the board would be willing to authorize the Company to enter into an exclusivity arrangement, as previously requested by Parent, if Parent raised its proposed purchase price to $20.00 per share in cash. During that call, Mr. Garcia informed Mr. Raskas that Citi also would contact Parent to discuss further the potential transaction. Mr. Raskas said that he would discuss the Company’s response internally and revert.

On July 18, 2012, Mr. Raskas and Mr. Mackerer spoke with representatives of Citi by telephone. On behalf of the Company, the representatives of Citi reiterated the position stated by Mr. Garcia, that the Company would engage with Parent if Parent raised its offer price to $20.00 per share in cash.

On the morning of July 24, 2012, senior executives of Parent met to discuss the strategic rationale for an acquisition of the Company and the potential for raising Parent’s indicative price to $20.00 per share. Based on the additional diligence materials received to date, including with respect to the Company’s hematology related pipeline, the senior executives of Parent decided to increase the indicative offer price to $20.00 per share.

Later on July 24, 2012, Mr. Raskas sent a letter to Mr. Garcia, setting forth a preliminary non-binding indication of interest in acquiring the Company, indicating a purchase price of $20.00 per share and requesting a thirty (30) day exclusivity period. The letter further indicated that there would be no financing condition for the proposed deal. The following day, Mr. Garcia agreed to the exclusivity period.

During the period from July 26, 2012 through the date of execution of the Merger Agreement, representatives of Parent and Beckman Coulter, including certain of Parent’s external advisors, conducted due diligence on the Company.

On August 3, 2012, a representative of Kirkland & Ellis LLP (“Kirkland & Ellis”), Parent’s legal advisor, sent an initial draft merger agreement to counsel for the Company at Stubbs, Alderton & Markiles, LLP. During the period from August 3, 2012 through the date of execution of the Merger Agreement, the management teams and legal advisors of the Company and Parent negotiated the terms of the merger agreement, including with respect to the non-solicitation covenants, the amount of the break-up fee and the amount of expense reimbursement Parent would be entitled to under certain circumstances. During that period, a number of drafts of the merger agreement were exchanged and negotiated between the parties. Also during that period, representatives of Parent informed the Company of Parent’s position that certain directors and officers of the Company execute stock purchase agreements to sell any Shares they held to Purchaser at the time of execution of the Merger Agreement and that the remaining directors and officers would be asked to execute tender and support agreements. Representatives of the Company informed Parent that the Company would not accept the purchase agreement proposal but that a tender and support agreement may be acceptable, depending on its terms.

On September 13, 2012, Mr. Raskas met with Mr. Garcia and indicated that, based on recent revenue trends and Parent’s view of the financial outlook of the Company’s business, Parent was decreasing its offer price to $19.25 per share. At that meeting, Mr. Raskas and Mr. Garcia also discussed certain deal terms, including with respect to the amount of expense reimbursement and the non-solicitation covenants in the merger agreement. Also, Mr. Garcia again rejected Parent’s position that certain directors and officers of the Company execute stock purchase agreements, stating that he believed that owning stock in the Company further aligned the interests of the directors and officers with the interests of the Company’s stockholders. Mr. Raskas agreed to reconsider the proposal.

That evening, a representative of Kirkland & Ellis delivered a draft tender and support agreement to representatives of the Company, including a provision whereby stockholders executing the support agreement would be obligated to, in certain circumstances, pay to Parent the profit they would receive in connection with an Alternative Transaction (the “Profit Sharing Provision”).

From September 13, 2012 through the morning of September 16, 2012, Mr. Raskas and Mr. Garcia continued to discuss price and certain deal terms. On September 14, 2012, Mr. Garcia sent Mr. Raskas an email rejecting the proposed Profit Sharing Provision, stating that he would not agree to a provision that would put directors and officers in a different position from the rest of the Company’s stockholders. Mr. Garcia said that the directors and officers of the Company would otherwise agree to execute the tender and support agreement. Later that day, Mr. Raskas agreed to remove the Profit Sharing Provision from the tender and support agreement.

On September 16, 2012, Mr. Raskas called Mr. Garcia and proposed an increased offer price of $19.50 per share. Mr. Garcia informed Mr. Raskas that he would take that price to the Company’s board of directors, who had a meeting scheduled for that day.

Later on September 16, 2012, the Company informed Parent that the Company’s board of directors had unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders.

At approximately 8:00 a.m. (New York time) on September 17, the Company, Parent and Purchaser executed and delivered the definitive merger agreement as of September 17, 2012.

Later on September 17, 2012, each of Parent and the Company issued separate press releases announcing the transaction. A copy of Parent’s press release is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

11.    The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99(d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 —“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the outstanding Shares as promptly as practicable after the date of the Merger Agreement, but in no event more than ten (10) Business Days following the date of the Merger Agreement.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for any Shares tendered in the Offer and not withdrawn are subject only to the satisfaction of the Minimum Condition and the other conditions set forth in Annex A of the Merger Agreement (together, the “Tender Offer Conditions”). Parent and Purchaser expressly reserve the right to, in their sole discretion, waive, in whole or in part, any Tender Offer Condition other than the Minimum Condition. Parent and Purchaser also expressly reserve the right to increase the Per Share Amount or waive or make any other changes to the terms and conditions of the Offer. However unless previously approved by the Company in writing, neither Parent nor Purchaser may (i) decrease the Per Share Amount, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) modify the Offer or the conditions to the Offer in any manner adverse to the holders of Shares or impose additional conditions to the Offer, (v) except as otherwise permitted by the Merger Agreement, extend the expiration date of the Offer beyond the initial expiration date, or (vi) amend or waive the Minimum Condition.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time, on the date that is twenty (20) Business Days after the date the Offer is commenced.

Extensions of the Offer. Purchaser is required to extend the Offer beyond its initial expiration date for any period required by any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ. In the event that any of the Tender Offer Conditions are not yet satisfied or waived as of the Expiration Time, Purchaser may extend the Offer for successive periods of up to twenty (20) Business Days each. In addition, if any of the Tender Offer Conditions are not yet satisfied or waived as of any then scheduled expiration date of the Offer, the Merger Agreement also provides that Purchaser will also be required to extend the Offer if requested by the Company, for successive extension periods of up to ten (10) Business Days. The Merger Agreement provides that Purchaser has no obligation to extend the Offer beyond the End Date.

If the Acceptance Time occurs but Parent and Purchaser do not own a number of Shares sufficient to enable Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (assuming exercise of the Top-Up Option in full), Purchaser may extend the Offer for a subsequent offering period of not less than three (3) Business Days nor more than twenty (20) Business Days in the aggregate for all subsequent offering periods in accordance with Rule 14d-11 under the Exchange Act.

On the terms and subject to the conditions of the Merger Agreement and the Offer, Purchaser will, and Parent will cause Purchaser to, accept and pay for all Shares validly tendered and not validly withdrawn in the Offer as promptly as reasonably practicable after the Expiration Time.

Recommendation. The Company has represented in the Merger Agreement that, at a meeting duly called, the Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the DGCL (such approval constituting approval of the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL), and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement. Additionally, the Company has represented that it unanimously adopted a resolution for the purpose of causing any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including Section 203 of the DGCL or similar laws (collectively, “Takeover Laws”) that might otherwise apply to the Merger Agreement, the Support Agreement, the Offer, the Merger and the other transactions contemplated thereby, and any restrictive provision in the certificate of incorporation or by-laws of the Company, not to apply or have been satisfied with respect to Parent, Purchaser or Parent’s affiliates with respect to the transactions contemplated by the Merger Agreement or the Support Agreements, or the Offer, the Merger or the other transactions contemplated by the Merger Agreement, or the Support Agreement.

Board of Directors. The Merger Agreement provides that, effective upon the Acceptance Time and from time to time thereafter, Parent will be entitled to designate up to such number of directors to the Board of Directors equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Board of Directors and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser, and the denominator of which is the total number of then outstanding Shares. The Company will cause Parent’s designees to be elected or appointed to the Board of Directors, including (at the election of Parent) by increasing the number of directors or by seeking and accepting resignations from incumbent directors. The Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up where appropriate, as is on the Board of Directors on each committee of the Board of Directors (subject to applicable laws, including NASDAQ rules). The Company has obtained irrevocable resignations from the current directors of the Board of Directors, which are contingent solely upon the consummation of the Offer and the Company’s acceptance of such resignation.

In the event that Parent’s designees are elected or appointed to the Board of Directors and until the Effective Time, the Board of Directors will have at least such number of directors who qualify as independent directors as may be required by the rules of NASDAQ or federal securities laws. The Company will, upon Parent’s request, take all actions necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the NASDAQ rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of independent directors is reduced below the number of directors required by such laws, the remaining independent directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees constitute a majority of the Board of Directors prior to the Effective Time and there are any continuing directors who are not Parent’s designees, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent will be required to authorize prior to the Effective Time: (i) any amendment or termination of the Merger Agreement by the Company; (ii) any extension of the time for the performance, or waiver, by the Company of any of the obligations or other acts of Parent or Purchaser; (iii) any waiver of any of the Company’s rights under the Merger Agreement; or (iv) any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger.

Top-Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at the Per Share Amount, an aggregate number of newly issued Shares (the “Top-Up Option Shares”), equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option), and (ii) the aggregate number of Shares that the Company is authorized to issue but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only once, in whole but not in part, at any time at or after the purchase of and payment for Shares pursuant to the Offer by Purchaser and prior to termination of the Merger Agreement and only if Parent and Purchaser irrevocably commit upon exercise of the Top-Up Option to immediately effect the Merger. The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either in cash and by paying in cash an amount equal to at least the aggregate par value of the Shares being purchased pursuant to the Top-Up Option and executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price less the amount paid in cash, or of any combination of the foregoing. Parent, Purchaser and the Company have acknowledged and agreed that for all purposes under Section 262 of the DGCL and to the fullest extent permitted by applicable law, the fair value of any dissenting Shares shall be determined without regard to the Top-Up Option, the Top-Up Option Shares or any promissory note delivered by Parent or Purchaser to the Company in payment for the Top-up Option Shares.

Short-Form Merger. If the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 253 of the DGCL without convening a meeting of the stockholders of the Company.

The Merger. The Merger Agreement provides that upon the terms and subject to satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the Surviving Corporation.

Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Surviving Corporation’s certificate of incorporation will be amended and restated in its entirety to read as set forth in the certificate of incorporation of Purchaser, and the by-laws of Purchaser will become the by-laws of the Surviving Corporation (except that for both the certificate of incorporation and the by-laws, the name of the Surviving Corporation will be “IRIS International, Inc.”). The parties shall take all actions necessary so that the directors of Purchaser will become the directors of the Surviving Corporation and the officers of the Company will become the officers of the Surviving Corporation at the Effective Time.

Merger Closing Conditions. The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	If the adoption of the Merger Agreement by the Company’s stockholders is required under the DGCL, such approval shall have been obtained;

•

Purchaser shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer (but neither Parent nor Purchaser will be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to Purchase any Shares validly tendered and not withdrawn pursuant to the Offer); and

•

No order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any governmental entity will be in effect, and no law will have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, prohibits or makes illegal the consummation of the Merger.

Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or Purchaser or in the treasury of the Company immediately prior to the Effective Time or by any stockholder of the Company who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies with, the applicable provisions of Delaware law), will automatically be converted into the right to receive an amount in cash equal to the Per Share Amount, payable to the holder thereof, without interest (the “Merger Consideration”). All Shares converted into the right to receive the Merger Consideration will be cancelled and cease to exist.

Payment for Shares. Parent will designate a bank or trust company that is reasonably satisfactory to the Company to make payment of the Merger Consideration. At the closing of the Merger, Parent will deposit or cause to be deposited, for the benefit of holders of Shares, funds sufficient to pay the aggregate amount of the Merger Consideration payable in connection with the Merger to the stockholders.

Promptly following the Effective Time and in no event later than three (3) Business Days following the Effective Time, Parent will instruct the paying agent to send to each holder of Certificates, a letter of transmittal in customary form and with such other provisions as Parent may determine, and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the paying agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive in respect of the Shares formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be cancelled.

If any cash deposited with the paying agent is not claimed within six months following the Effective Time, such cash will be returned to the Surviving Corporation upon demand and any holders of Shares not properly surrendered may thereafter look only to the Surviving Corporation for Merger Consideration, without any interest thereon.

Treatment of Options, Restricted Stock Units and Restricted Stock. At the Effective Time, each outstanding stock option of the Company, whether vested or unvested, shall be canceled, with the holder of such stock option becoming entitled to receive, as soon as practicable following the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the excess, if any, of the per share Merger Consideration over the exercise price per Share of such stock option multiplied by, (i) if the stock option vests solely upon the continued employment of the holder, the total number of Shares subject to such stock option immediately prior to the Effective Time, or (ii) if the stock option vests, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the total number of Shares subject to such stock option that would vest if the target level of performance had been achieved. If the exercise price per Share of any such stock option is equal to or greater than the per share Merger Consideration, such stock option shall be canceled without any cash payment being made in respect thereof.

At the Effective Time, each restricted stock unit of the Company, whether vested or unvested, shall be canceled, with the holder of such restricted stock unit becoming entitled to receive, as soon as practicable following the Effective Time, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the per share Merger Consideration multiplied by, (i) if the restricted stock unit would otherwise vest solely upon the continued employment of the holder, the number of Shares subject to such restricted stock unit immediately prior to the Effective Time, or (ii) if the restricted stock unit would otherwise vest, in whole or in part, upon any criteria other than solely by the continued employment of the holder, the number of Shares subject to such restricted stock unit that would vest if the target level of performance had been achieved.

In addition, each share of Company Restricted Stock shall be fully vested immediately prior to the Effective Time and each holder thereof shall be entitled to receive the Merger Consideration.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, qualification, good standing, power and authority;

•	its capitalization;

•	its subsidiaries;

•	required consents and approvals, and non-violation of agreements, governance documents or laws;

•	compliance with laws and permits;

•	FDA matters;

•	public SEC filings, financial statements, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•

the accuracy of documents relating to the Offer, the Schedule 14D-9 and certain documents that may be filed by the Company in connection with the Merger Agreement, as well as the accuracy of information supplied by the Company for inclusion in the Offer Documents;

•	employee benefits matters;

•	labor matters;

•	material contracts;

•	indebtedness;

•	research, development, distribution, marketing and manufacturing agreements;

•	the absence of litigation, other proceedings or actions;

•	environmental matters;

•	intellectual property;

•	tax matters;

•	insurance policies;

•	real and personal property matters;

•	affiliate transactions;

•	approval of the Merger Agreement and the transactions contemplated thereby by the Board of Directors for purposes of any Takeover Laws;

•	finders’ and brokers’ fees and expenses; and

•	Rule 14d-10 matters.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, circumstance or occurrence that, individually or taken together with other changes, events, effects, circumstances or occurrences, (x) has, or would reasonably be expected to have, a material adverse effect on the business, results of operations, assets or financial condition of the Company and its subsidiaries, taken as a whole or (y)

would prevent or materially delay consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger); provided that, for purposes of clause (x), any change, event, circumstance or occurrence to the extent resulting from any of the following after the date of the Merger Agreement shall not constitute a “Company Material Adverse Effect”: (i) changes in generally accepted accounting principles or any interpretation thereof after the date of the Merger Agreement; (ii) acts of God, calamities, acts of terrorism, changes in national political or social conditions including the engagement by any country in hostilities, changes in general economic conditions or the securities, credit or financial markets worldwide; (iii) changes that are the result of factors generally affecting the principal industries in which the Company and its subsidiaries conduct their businesses; (iv) the mere fact that the Company has failed to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date of the Merger Agreement; (v) the mere fact of any decline in the trading price of Company Common Stock on the NASDAQ; (vi) any stockholder class action or derivative litigation commenced against the Company or the Company’s directors and arising from allegations of breach of fiduciary duty of the Company’s directors to the extent arising from their approval of the Merger Agreement; (vii) the taking of any action explicitly required to be taken by the Company pursuant to the Merger Agreement or specifically instructed or consented to, in advance and in writing, by Parent; (viii) changes in Law; or (ix) certain matters specifically disclosed on the disclosure schedules provided by the Company; provided, however, that changes set forth in clauses (i), (ii), (iii) and (viii) above will be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur if such changes have a disproportionate impact on the Company and its subsidiaries taken as a whole, relative to other companies that conduct business in the countries and regions or in the industries in which the Company and its subsidiaries conduct their businesses; provided, further, that the underlying causes of any change, event, circumstance or occurrence set forth in clauses (iv) and (v), in each case to the extent not otherwise excluded from the definition of a Company Material Adverse Effect, shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expect to occur.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters, such as organization, qualification, power and authority;

•	required consents and approvals, and the absence of violations of agreements, governance documents or laws;

•	the absence of litigation;

•	the ownership of Purchaser by Parent;

•	the sufficiency of funds to complete the Offer and the Merger;

•	the accuracy of information furnished for the documents relating to the Offer, Schedule 14D-9 and certain other documents that may be filed by the Company in connection with the Merger Agreement;

•	finders’ and brokers’ fees;

•	the absence of ownership by Parent or Purchaser of Shares; and

•	the absence of a required vote or consent of Parent stockholders to approve the Merger Agreement or the transactions contemplated thereby.

Conduct of Business of the Company. The Merger Agreement provides that, between the date of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement and the Effective Time, except as previously disclosed to Parent in connection with the Merger Agreement, as otherwise expressly required by the Merger Agreement, as required by applicable law or as consented to in writing by Parent, the Company will, and will cause its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice; and

•

use its reasonable best efforts to keep available the services of the current officers and employees of the Company and its subsidiaries to preserve intact its current business organization and to preserve the current relationships of the Company and its subsidiaries with each of the customers, suppliers, landlords and other persons with whom the Company or any subsidiary has material business relations.

In addition, during that same period except (i) as expressly permitted or contemplated by the terms of the Merger Agreement, (ii) as previously disclosed to Parent in connection with the Merger Agreement, (iii) as required by applicable law or (iv) with the prior written consent of Parent (not to be unreasonably withheld or delayed, except in certain circumstances), the Company will not, and will not permit its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	changes to the Company’s articles of incorporation or by-laws;

•	issuances, transfers, encumbrances or other dispositions of capital stock, or securities convertible or exchangeable for capital stock;

•	declarations of dividends or other distributions;

•	capital stock splits, reclassifications, combinations, redemptions or purchases;

•	acquisitions, loans, advances, capital contributions or investments;

•	redeem, repurchase, prepay, defease, cancel or incur or otherwise acquire or modify the terms of any indebtedness for borrowed money or make or guarantee any loans;

•	grants or incurrences of liens;

•	entering into, terminating or amending material contracts;

•	sales, transfers or licenses of assets;

•	disclosure of confidential information;

•	the making of capital expenditures;

•	entry into any new line of business;

•

granting of any stock options, equity or other incentive awards or increasing salaries, bonuses or other compensation, severance change-in-control plan or benefits, adopt or amend any employee benefit plan or collective bargaining agreement or hiring new employees with salaries in excess of $100,000;

•	communicating with employees regarding compensation, benefits or other treatment they will receive after the consummation of the transactions contemplated by the Merger Agreement;

•	paying, discharging, settling or satisfying any material claims or obligations;

•	changes in accounting principles, policies, practices, procedures or methods;

•	changes to tax elections;

•	settling, releasing, waiving or compromising pending or threatened litigation;

•	failing to maintain in full force and effect material insurance policies;

•	adoption or entry into a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•	adoption of a rights plan or similar arrangement;

•	amendment or modification of the letter of engagement with the Company’s financial advisor;

•	plant closings or layoffs;

•	incurrence or entry into of certain related party transactions;

•	amendment, modification, extension, or renewal of, or entry into, of leases; or

•	entering into any agreement or arrangement to take any of the foregoing actions.

No Solicitation. The Company has agreed that, subject to exceptions described below, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time or termination of the Merger Agreement, it will not and will cause its representatives and subsidiaries not to:

•

initiate, solicit, propose, knowingly encourage (including by providing information) or take any action to knowingly facilitate any inquiries or the making of any proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

engage in, continue or participate in any discussions or negotiations regarding, or provide any non-public information in connection with, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or provide or waive restrictions on the use of any information concerning the Company or its subsidiaries to any person pursuant to any commercial arrangement, joint venture or other existing agreement or arrangement for the purpose of facilitating any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

fail to enforce or grant any waiver or release under any standstill agreement or confidentiality agreement or Takeover Law, or otherwise knowingly facilitate any effort or attempt by any person to make an Acquisition Proposal;

•

approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that contradicts the Merger Agreement or requires the Company to abandon the Merger Agreement; or

•	resolve, propose or agree to do any of the foregoing.

The Merger Agreement further provides that the Company must, and must cause its representatives and subsidiaries to immediately (i) cease all discussions or negotiations with any person with respect to any Acquisition Proposal and deliver a written notice to each such person to the effect that the Company is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, and the notice will also request that such person promptly return or destroy all confidential information concerning the Company and its subsidiaries, and (ii) take all steps necessary to terminate any approval or authorization to make an Acquisition Proposal under any confidentiality or standstill or similar agreement or provision that may have been given by the Company or its subsidiaries or representatives prior to the date of the Merger Agreement.

Despite the restrictions described above, at any time before the Acceptance Time, the Company may provide information with respect to the Company and its subsidiaries to any third party that has made an unsolicited bona fide written Acquisition Proposal not arising out of any breach of the non-solicitation provisions of the Merger Agreement, and subject to such person’s entry into an acceptable confidentiality agreement, may engage or participate in discussions or negotiations with any person who has made such an unsolicited bona fide written Acquisition Proposal, if before doing so:

•

the Board of Directors has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would violate the directors’ fiduciary duties under applicable law; and

•

the Board of Directors has determined in good faith, based on information then available and after consultation with its independent financial advisor and outside legal counsel, that the Acquisition Proposal constitutes a Superior Proposal (as defined below), or is reasonably likely to result in, a Superior Proposal.

With respect to any information regarding the Company that is provided to any person making an Acquisition Proposal and which was not previously made available to Parent or its representatives, the Company is required to promptly make such information available to Parent.

Change of Recommendation. The Board of Directors has agreed not to take any of the following actions (each a “Change of Recommendation”):

•

withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold (or not continue to make), qualify or modify), in any manner adverse to Parent or Purchaser, the recommendation of the Board of Directors that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, vote in favor of the adoption and approval of the Merger Agreement (the “Company Board Recommendation”) with respect to the Offer or the Merger;

•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) an Acquisition Proposal;

•

with respect to any Acquisition Proposal which is publicly known (i) fail to publicly recommend against such Acquisition Proposal or (ii) fail to publicly reaffirm the Company Board Recommendation, in the case of each of (i) and (ii), within five (5) Business Days after Parent’s written request;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D-9 under the Exchange Act within ten (10) Business Days after the commencement of such Acquisition Proposal;

•	fail to include the Company Board Recommendation in the Schedule 14D-9 and, if used, the Proxy Statement;

•	enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal; or

•

cause or permit the Company or any of its subsidiaries to enter into any Acquisition Agreement, merger agreement or similar definitive contract (an “Alternative Acquisition Agreement”) except in circumstances described below.

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if the Company has received an unsolicited bona fide written Acquisition Proposal from any person that is not withdrawn and that the Board of Directors concludes in good faith constitutes a Superior Proposal, (i) the Board of Directors may effect an Adverse Recommendation Change with respect to such Superior Proposal, or (ii) the Board of Directors may authorize the Company to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

•	the Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary obligations under applicable laws;

•	the Company has complied in all material respects with all of its obligations under the non-solicitation provisions in the Merger Agreement;

•

the Company has provided prior written notice to Parent at least four (4) Business Days in advance (the “Notice Period”), to the effect that the Board of Directors has received an unsolicited bona fide written Acquisition Proposal that is not withdrawn and that the Board of Directors has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of the Merger Agreement, the Board of Directors has resolved to effect an Adverse Recommendation Change and/or to terminate the Merger Agreement, which notice will specify the basis for such Adverse Recommendation Change or termination, including the identity of the person making the Superior Proposal, the material terms thereof and copies of all relevant documents relating to such Superior Proposal;

•

prior to effecting such Adverse Recommendation Change or termination, the Company will, and will cause its financial and legal advisors to, during the Notice Period, (a) negotiate with Parent and its representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal, (b) permit Parent and its representatives to make a presentation to the Board of Directors regarding the Merger Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation), (c) at the end of the Notice Period the Board of Directors again makes the determination in good faith (x) after consultation with outside legal counsel that the failure to make an Adverse Recommendation Change or authorize the termination of the Merger Agreement would violate its fiduciary duties under applicable law and (y) taking into account any adjustment or modification to the terms of the Merger Agreement proposed by Parent, that the Acquisition Proposal continues to be a Superior Proposal; provided that, in the event of any material revisions to the Acquisition Proposal that the Board of Directors has determined to be a Superior Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of the foregoing requirements with respect to such new written notice and the revised Superior Proposal contemplated thereby; provided, further, that the Notice Period with respect to any new written notice to Parent delivered pursuant to the immediately preceding proviso will be reduced from four (4) Business Days to three (3) Business Days; and

•

in the case of any action involving the termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company has validly terminated the Merger Agreement in accordance with the applicable termination provisions thereof, including the payment of the Termination Fee (as defined below).

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer relating to (i) the direct or indirect acquisition by any third party of 15% or more of the equity interests in the Company (by vote or by value),

(ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company, (iii) any sale of assets, recapitalization, equity investment, license, joint venture, liquidation, dissolution, disposition or other transaction which would, directly or indirectly, result in any third party acquiring an interest in or rights for any assets (including equity interests of any subsidiary or affiliate of the Company) representing, directly or indirectly, 15% or more of the net revenues, net income, cash flows or assets of the Company and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any third party directly or indirectly beneficially owning 15% or more of the outstanding equity interests in the Company (by vote or by value) or (v) any combination of the foregoing.

•

“Superior Proposal” means a bona fide, unsolicited written offer made by one or more persons constituting an Acquisition Proposal not arising out of or relating to any violation of the no solicitation covenant, that if consummated, would result in any person becoming the beneficial owner of (i) a majority of the assets of the Company and its subsidiaries, taken as a whole, or (ii) a majority of the outstanding total voting power of the equity securities of the Company, which the Board of Directors determines in good faith, after consultation with an independent financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions, impact and all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement (in each case, taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination), (i) is not reasonably less likely to be consummated in accordance with its terms when compared to the transactions contemplated by the Merger Agreement, and (ii) would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions provided for in the Merger Agreement (after taking into account the expected timing and risk and likelihood of consummation).

Efforts to Close the Transaction. Subject to the terms and conditions of the Merger Agreement, Parent and the Company have agreed to cooperate with each other and use (and to cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to cause the closing conditions to the Merger to be satisfied and to consummate and make effective the Offer, the Merger and the other transactions contemplated thereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits and orders necessary, proper or advisable to be obtained from any third party or any governmental entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Takeover Laws. If any Takeover Law becomes applicable to the Merger Agreement, the Support Agreement, or the transactions contemplated thereby, each of the Company and Parent and their respective boards of directors shall take all reasonable actions necessary to ensure that the transactions provided for in the Merger Agreement and the Support Agreement may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or provisions on Parent and Purchaser, the Merger Agreement, the Support Agreement and the transactions provided for thereby.

Indemnification and Insurance. The Merger Agreement provides that all rights of indemnification existing in favor of the current or former directors and officers of the Company and its subsidiaries as provided in the Company’s certificate of incorporation and by-laws or under any indemnification agreements, in each case as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Board Appointment Date (as defined below), will survive the Merger and continue in full force and effect in accordance with their respective terms to the extent permitted by law. For a period of six years after the Board Appointment Date, Parent has agreed to cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of such indemnified parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and by-laws to the extent permitted by law.

In addition, for six (6) years from the date on which the majority of the Company’s directors are designees of Parent that have been effectively elected or appointed to the Board of Directors in accordance with the Merger Agreement (the “Board Appointment Date”), Parent will, or will cause the Surviving Corporation to, maintain in effect the Company’s current directors’ and officers’ liability insurance for each officer and director currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Board Appointment Date with respect to any matter claimed against such person by reason of serving in such capacity on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of the Merge Agreement, provided that in no event will the aggregate costs of such insurance policies exceed in any one year during such six-year period 300% of the current aggregate annual premiums paid by the Company for such purpose. Parent or the Surviving Corporation may substitute therefor policies of any reputable insurance company or cause the Company to obtain a prepaid “tail” directors’ and officers’ liability insurance policy or the Company may at any time prior to the Acceptance Time obtain “tail” directors’ and officers’ liability insurance policy, in each case, the terms of which are no less favorable than the insurance coverage otherwise required as described above.

Employee Matters. The Merger Agreement provides that Parent will, in its sole discretion, either (i) until December 31, 2012, continue (or cause the Company to continue) to maintain the Company Plans and the annual compensation and cash incentive or cash bonus opportunities (other than equity compensation or defined benefit pension plans) of the employees of the Company on substantially the same terms as in effect immediately prior to the Effective Time (including by paying after December 31, 2012 any cash bonuses earned under the terms of any written Company Plan that was disclosed to Parent prior to the date of the Merger Agreement for service on or before December 31, 2012, (ii) arrange for each employee of the Company and its subsidiaries who remain employed by Parent, the Surviving Corporation or their respective subsidiaries after the Effective Time (the “Continuing Employees”) to participate in the employee benefit plans and arrangements, including annual compensation arrangements, of Parent or its applicable Subsidiary (excluding equity based compensation or defined benefit pension plans), or (iii) a combination of (i) and (ii) so that, until December 31, 2012, each Continuing Employee is provided with compensation and benefits that are substantially similar in the aggregate to benefits and compensation provided either to such Continuing Employee before the Effective Time or to similarly situated employees of Parent under Parent Plans.

In addition, the Merger Agreement contains standard employee covenants that require Parent to (i) grant service credit to Continuing Employees under any new plans post closing to the same extent such service was recognized under the Company Plans, (ii) waive certain pre-existing condition and waiting period requirements under any new health or welfare plans and (iii) crediting of each Continuing Employee with any co-payments or deductibles paid under any Company Plan with respect to any replacement health and welfare plan. Parent is required to provide the Company, at least five (5) days before the Effective Time, written notice if the Company is to be required to terminate the Company’s 401(k) Plan prior to the Closing Date. Nothing in the Merger Agreement limits the right of Parent or the Surviving Corporation, following the Effective Time, to terminate the employment of any employee of the Company or its affiliates at any time and for any or no reason.

Transaction Litigation. The Company and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any litigation brought against any party relating to the Offer, the Merger or any other transactions contemplated by the Merger Agreement. The Company will control the defense of any such litigation against the Company and its directors and the Company must consult with Parent regarding the defense, settlement or prosecution of any such litigation. The Company may not compromise or settle any such litigation without the prior written consent of Parent.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the stockholders’ meeting to approve the Merger Agreement (if required), public announcements, notice, access to information and confidentiality.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time, by action taken or authorized by the board of directors of the terminating party or parties, as follows:

•	by mutual written consent of Parent and the Company;

•

by either Parent or the Company if the Purchaser has not accepted for payment any Shares on or before January 17, 2013 (the “End Date”); provided that this right to terminate is not available to a party if such party’s breach of any covenant or obligation under the Merger Agreement resulted in the failure of the Acceptance Time to occur prior to such End Date;

•	by the Company:

•

if Parent or Purchaser has (i) breached in any material respect any of its covenants or agreements under the Merger Agreement, or (ii) breached any representations or warranties, which breach would prevent or materially delay the consummation of the Offer or the Merger; provided that, at the time of such termination, the Company is not in willful and material breach of the Merger Agreement;

•	in order to enter into a transaction that is a Superior Proposal, but only if:

•	the Company has complied with non-solicitation provision under the Merger Agreement; and

•	the Company has paid to Parent a termination fee of $15,000,000 (the “Termination Fee”);

•	by Parent:

•

if the Company has breached any of its covenants or agreements such that the Tender Offer Condition related to the Company’s performance of its obligations under the Merger Agreement in all material respects would not be satisfied and such breach is not cured by the Company within ten (10) Business Days following receipt by the Company of written notice from Parent or Purchaser of such breach or such breach is incapable of being cured by the End Date; provided that, at the time of such termination, Parent and Purchaser is not in willful and material breach of the Merger Agreement;

•

if the Company has breached any of its representations or warranties such that the Tender Offer Condition related to the accuracy of the Company’s representations and warranties would not be satisfied and such breach is not cured by the Company within ten (10) Business Days following receipt by the Company of written notice from Parent or Purchaser of such breach or such breach is incapable of being cured by the End Date; provided that, at the time of such termination, Parent and Purchaser is not in willful and material breach of the Merger Agreement; or

•

if Parent has received a written notice from the Company that the Company intends to effect an Adverse Recommendation Change and/or terminate the Merger Agreement to accept a Superior Offer, or the Board of Directors or any committee thereof has effected an Adverse Recommendation Change, or the Company has willfully breached in any material respect its obligations under the non-solicitation covenant.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or the Company or their respective directors, managers, officers, equityholders, employees and other representatives, provided that no party will be relieved or released of any liability or damages for breaches of its covenants and agreements or any willful or fraudulent breach of any representations or warranties set forth in the Merger Agreement. In no event will any party be liable for punitive damages.

Termination Fee.

The Company has agreed to pay Parent the Termination Fee, in cash, in certain circumstances described below:

•	In the event the Merger Agreement is terminated by the Company in order to accept a Superior Proposal, the Company shall pay the Termination Fee to Parent prior to such termination;

•

In the event the Merger Agreement is terminated by Parent because either Parent has received a written notice from the Company that the Company intends to effect an Adverse Recommendation Change and/or terminate the Merger Agreement to accept a Superior Offer, or the Board of Directors or any committee thereof has effected an Adverse Recommendation Change, or the Company has willfully breached in any material respect its obligations under the non-solicitation covenant, the Company shall pay the Termination Fee to Parent promptly (but in any event within two (2) Business Days of such termination); or

•

In the event that (i) (a) the Merger Agreement is terminated by either Parent or the Company because Purchaser has not accepted for payment any Shares on or before the End Date and at or prior to the time of such termination an Acquisition Proposal shall have been publicly disclosed, announced or commenced and not in good faith withdrawn prior to the time of such termination or (b) by Parent as a result of the Company’s breach of the Merger

Agreement and at or prior to the time of such termination an Acquisition Proposal shall have been publicly disclosed, announced or commenced or submitted or made known to the Board of Directors and not in good faith withdrawn prior to the time of such termination, and (ii) at any time after the execution of the Merger Agreement and prior to the expiration of the twelfth month after the termination of the Merger Agreement, the Company consummates an Acquisition Proposal or enters into any Alternative Acquisition Agreement for an Acquisition Proposal, the Company shall pay the Termination Fee to Parent on the date any Acquisition Proposal is consummated (provided that, for purposes of the foregoing, all percentages in the definition of Acquisition Proposal shall be replaced with 50% and the amount of any reimbursable expenses shall be deducted from the payment of the Termination Fee as described in this bullet).

Reimbursable Expenses. In addition, if after the date of the Merger Agreement an Acquisition Proposal has been announced, commenced, publicly disclosed or submitted or made known to the Board of Directors and not in good faith withdrawn prior to the termination of the Merger Agreement, and the Merger Agreement is terminated by Parent as a result of the Company’s breach of the Merger Agreement, the Company is required to promptly pay Parent or its designee its documented and reasonable out-of-pocket costs and expenses, up to an amount of $3,000,000.

Fees and Expenses. Except as otherwise expressly set forth in the Merger Agreement, fees and expenses incurred by the parties will be paid by the party incurring such fees and expenses, whether or not the Offer or Merger is consummated.

Amendment. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, but, (i) after the initial acceptance for payment of Shares pursuant to the Offer, there shall be no amendment that decreases the Merger Consideration and (ii) after any approval of the Merger Agreement by the Company’s stockholders, no amendment will be made that by law (including the relevant rules of NASDAQ) requires further approval by the Company’s stockholders without obtaining such further approval.

Support Agreement. Concurrently with the execution of the Merger Agreement, each of the following directors and/or officers of the Company entered into a tender and support agreement (the “Support Agreement”) with Parent, Purchaser and solely with respect to certain sections thereof, the Company:

•	César M. García

•	Amin I. Khalifa

•	Thomas H. Adams, Ph.D.

•	Richard O’Leary

•	Thomas E. Warekois

•	Robert A. Mello

•	John U. Yi

•	Philip J. Ginsburg

•	Steven M. Besbeck

•	Beth Y. Karlan, M.

•	David Della Penta

•	Rick Timmins

•	Edward F. Voboril

•	Stephen Wasserman

Pursuant to the Support Agreement, each of these stockholders has agreed, (solely in their capacity as stockholders and, if applicable, holders of stock options) among other things (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than 10 Business Days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to initiate, solicit, propose, knowingly encourage or take any action to knowingly facilitate, or participate in discussions with third parties regarding other proposals to acquire the Company, except as permitted by the Merger Agreement and (vii) to elect to exercise any of the stockholder’s vested options, on a net exercise basis, following the Acceptance Time and to transfer those newly-issued Shares to Purchaser. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the date the Offer shall have been terminated or the Expiration Date shall have occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement as in effect on the signing date, and (v) the mutual written consent of the parties to the Support Agreement. Collectively, the stockholders party to the Support Agreement will have on October 18, 2012 an aggregate of 1,086,751 Shares they will be obligated to tender pursuant to the Support Agreement (including Shares issued in a cashless exercise of vested options they hold, without deduction for any Shares withheld for taxes), or approximately 5.9% of the Shares issued and outstanding (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding Shares and assuming the cashless exercise of only the vested options held by the stockholders who entered into the Support Agreement).

12.    Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the Shares pursuant to the Offer and the Top-Up Option, if applicable, Parent, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “IRIS International, Inc.”, and the bylaws of Purchaser as in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced by references to “IRIS International, Inc.”. The directors of Purchaser at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation and the officers of the Company will, from and after the Effective Time, be the officers of the Surviving Corporation.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Per Share Amount. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information regarding appraisal rights will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the Acceptance Time, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Board of Directors, subject to the requirement in the Merger Agreement regarding the presence of such number of Independent Directors as may be required by the rules of NASDAQ or federal securities laws, until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

13.    Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Per Share Amount.

Stock Quotation. The Shares are quoted on NASDAQ. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in NASDAQ if, among other things, the number of publicly-held Shares falls below 750,000, the aggregate market value of the publicly-held Shares is less than $5 million, or there are fewer than two (2) market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.    Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside, make or pay any dividend or other distribution with respect to the outstanding Shares (other than dividends paid by a wholly-owned subsidiary of the Company to the Company or to any other wholly-owned subsidiary of the Company).

15.    Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, subject to compliance with the terms and conditions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any tendered Shares, if:

•	the Minimum Condition has not been satisfied;

•

the required antitrust approval pursuant to the HSR Act has not been obtained, waived or made, as applicable, and the waiting period required in connection with such required antitrust approval has not expired or been terminated;

•

there is any law or order (whether temporary, preliminary or permanent in nature) enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger), which makes illegal or prohibits consummation of the Offer or the Merger;

•

(1) the representations and warranties of the Company set forth in the Merger Agreement (other than certain representations and warranties with respect to the Company’s capitalization, the absence of certain changes or events, the existence of any stockholder rights plans, and broker fees) (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth in such representations and warranties) are not true and correct as of the date of the Merger Agreement or as of the Expiration Time as though made on and as of such date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date), except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect; (2) certain representations and warranties of the Company set forth with respect to the Company’s capitalization, corporate authority, the approvals required to adopt the Merger Agreement and the Merger, Takeover Laws and brokers fees (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth in such representations and warranties), are not true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Time as though made on and as of such date; (3) certain representations and warranties of the Company set forth with respect to the Company’s capitalization (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth in such representations and warranties) are not true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Time as though made on and as of such date subject only to de minimis exceptions; or (4) certain representations and warranties of the Company set forth with respect to the absence of a Company Material Adverse Effect are not true and correct, without disregarding the Company Material Adverse Effect qualifier contained in such representation and warranty, as of the date of the Merger Agreement or the Expiration Time as though made on and as of such date.

•

the Company has failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement, and such failure to perform has not been cured prior to the Expiration Time;

•

Parent has not received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in the two bullet points immediately above this one shall have occurred and be continuing;

•	since the date of the Merger Agreement, there shall have occurred a Company Material Adverse Effect;

•

there shall be instituted, pending or threatened in writing immediately prior to the expiration date of the Offer any legal, administrative, arbitral or other claim, charge, complaint or action to which any governmental entity is or is threatened to become a party against Parent, Purchaser or the Company seeking to restrain or prohibit the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The Tender Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser, other than any action or inaction in breach of the Merger Agreement) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16.    Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, the Support Agreement, and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board of Directors, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen (15) calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than September 26, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on the fifteenth (15th) calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

We believe that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a Premerger Notification and Report Form pursuant to the HSR Act.

17.    Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.    Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The business address of each director and officer is Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk. Unless otherwise indicated, the titles referenced below refer to titles with Danaher Corporation.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Mortimer M. Caplin*	96	Mr. Caplin has served on Parent’s Board of Directors since 1990. He has been a member of Caplin & Drysdale, a law firm in Washington, D.C., for over five (5) years. Within the past five (5) years Mr. Caplin has also served as a director of the Presidential Realty Corporation.

H. Lawrence Culp, Jr.*	49	Mr. Culp has served on Parent’s Board of Directors and as Danaher’s President and Chief Executive Officer since May 2001. He is also a member of the board of directors of GlaxoSmithKline plc.

Donald J. Ehrlich*	74	Mr. Ehrlich has served on Parent’s Board of Directors since 1985. He served as President and Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, from January 2003 until his retirement in July 2008, and has also served on the boards of private and non-profit organizations.

Linda P. Hefner*	53	Ms. Hefner has served on Parent’s Board of Directors since 2005. From May 2007 to June 2012, she served as Executive Vice President of Wal-Mart Stores Inc. (an operator of retail stores and warehouse clubs) and from April 2009 to June 2012 as Chief Merchandising Officer for Sam’s Club, a division of Wal-Mart. From May 2004 through December 2006, Ms. Hefner served as Executive Vice President - Global Strategy for Kraft Foods Inc., a manufacturer and seller of branded foods and beverages.

Teri List-Stoll*	49	Ms. List-Stoll has served on Parent’s Board of Directors since September 2011. She has been Senior Vice President and Treasurer of The Procter & Gamble Company since 2009, and has served in a series of progressively more responsible positions in the Procter & Gamble accounting and finance organization since joining the company in 1994. Prior to joining Procter & Gamble, Ms. List-Stoll was employed by the accounting firm of Deloitte & Touche for almost ten (10) years.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

Walter G. Lohr, Jr.*	68	Mr. Lohr has served on Parent’s Board of Directors since 1983. He was a partner of Hogan Lovells, a global law firm, for over five (5) years until retiring in June 2012 and has also served on the boards of private and non-profit organizations.

Mitchell P. Rales*	56	Mr. Rales is a co-founder of Parent and has served on Parent’s Board of Directors since 1983, serving as Chairman of the Executive Committee of Parent since 1984. He was also President of Parent from 1984 to 1990. In addition, for more than the past five (5) years he has been a principal in private and public business entities in the manufacturing area. Mr. Rales is also a member of the board of directors of Colfax Corporation, and is a brother of Steven M. Rales.

Steven M. Rales*	61	Mr. Rales is a co-founder of Parent and has served on Parent’s Board of Directors since 1983, serving as Parent’s Chairman of the Board since 1984. He was also CEO of Parent from 1984 to 1990. In addition, for more than the past five (5) years he has been a principal in private business entities in the areas of manufacturing and film production. Mr. Rales is a brother of Mitchell P. Rales.

John T. Schwieters*	72	Mr. Schwieters has served on Parent’s Board of Directors since 2003. He has been a Senior Advisor of Perseus, LLC, a merchant bank and private equity fund management company, since March 2009 after serving as Vice Chairman from April 2000 to March 2009. Mr. Schwieters is a member of the board of directors of Smithfield Foods, Inc. and Choice Hotels International, Inc., and within the past five (5) years has also served as a director of Union Street Acquisition Corp. and Manor Care, Inc.

Alan G. Spoon*	61	Mr. Spoon has served on Parent’s Board of Directors since 1999. He has served as General Partner of Polaris Venture Partners, a company which invests in private technology firms, since May 2000. Mr. Spoon is also a member of the board of directors of IAC/InterActiveCorp., and within the past five (5) years has also served as a director of Getty Images, Inc. and TechTarget, Inc.

Elias A. Zerhouni, M.D.*	61	Dr. Zerhouni has served on Parent’s Board of Directors since 2009. He has served as President, Global Research & Development, for Sanofi-Aventis, a global pharmaceutical company, since December 2010. From 1996 to 2002, Dr. Zerhouni served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the Johns Hopkins School of Medicine. From 2002 to November 2008, Dr. Zerhouni served as director of the National Institutes of Health, and from November 2008 to December 2010 he provided advisory and consulting services to various non-profit and other organizations as Chairman and President of Zerhouni Holdings.

Daniel L. Comas	48	Mr. Comas has served as Executive Vice President and Chief Financial Officer since 2005.

William K. Daniel, II	47	Mr. Daniel served as Vice President and Group Executive from 2006 until July 2008 and has served as Executive Vice President since July 2008.

Thomas P. Joyce, Jr.	51	Mr. Joyce has served as Executive Vice President since 2006.

James A. Lico	46	Mr. Lico has served as Executive Vice President since 2005.

James H. Ditkoff	66	Mr. Ditkoff has served as Senior Vice President, Finance and Tax since 2002.

Jonathan P. Graham	52	Mr. Graham has served as Senior Vice President and General Counsel since 2006.

Angela S. Lalor	46	Ms. Lalor has served as Senior Vice President, Human Resources since April 2012. Prior to joining Danaher, Ms. Lalor served for 22 years in a series of progressively more responsible positions in the human resources department of 3M Company, including most recently as Senior Vice President, Human Resources.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

Robert S. Lutz	54	Mr. Lutz served as Vice President—Chief Accounting Officer from March 2003 to February 2010 and has served as Senior Vice President and Chief Accounting Officer since February 2010.

Daniel A. Raskas	46	Mr. Raskas joined Parent as Vice President—Corporate Development in November 2004 and has served as Senior Vice President, Corporate Development since February 2010.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years, of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser. The business address of each director and officer is Danaher Corporation, 2200 Pennsylvania Avenue, N.W., Suite 800W, Washington, D.C. 20037-1701. All directors and executive officers listed below are United States citizens. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History
Daniel L. Comas*	48	Director and President of Purchaser since Purchaser was formed, Mr. Comas has served as Executive Vice President and Chief Financial Officer of Parent Corporation since 2005.

Robert S. Lutz*	54	Director, Vice President, Treasurer and Secretary of Purchaser since Purchaser was formed, Mr. Lutz served as Vice President—Chief Accounting Officer of Parent Corporation from March 2003 to February 2010 and has served as Senior Vice President and Chief Accounting Officer since February 2010.

Daniel A. Raskas	46	Vice President of Purchaser since Purchaser was formed, Mr. Raskas joined Parent Corporation as Vice President—Corporate Development in November 2004 and has served as Senior Vice President, Corporate Development since February 2010.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

(For Eligible Institutions Only)

(617) 360-6810

Confirm Facsimile Transmission:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, NY 10022

Shareholders may call toll free (855) 305-0856

Banks and brokers may call collect (212) 297-0720